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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	EnCap Investments L.L.C. (Last) (First) (Middle)		3TEC Energy Corporation/TTEN

	1100 Louisiana St., Suite 3150 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			04/16/2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Houston, Texas 77002 (City) (State) (Zip)		☐	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		04/16/2003				J (1)			447,095	D	(1)		2,533,540		I		(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Warrants		$3.00		04/16/03				J (1)				131,498

	Warrants		$30.00		04/16/03				J (1)				28,227

	Series D Preferred Stock		$24.00		04/16/03				J (1)				68,097

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	08/27/04		Common Stock	131,498		(1)		745,155		I		(3)

	Immed.	02/03/04		Common Stock	28,227		(1)		159,957		I		(4)

	Immed.	--		Common Stock	68,097		(1)		385,883		I		(5)

Explanation of Responses:

(1) Pursuant to a Letter Agreement effective as of April 16, 2003, the reporting person transferred all voting and dispositive power that it had relating to the reported securities to ECIC Corporation, the record holder of such securities. The reporting person's pecuniary interest in the securities did not change.

(2) Represents 1,266,144 shares of common stock held by EnCap Energy Capital Fund III, L.P., 957,587 shares of common stock held by EnCap Energy Acquisition III-B, Inc., and 309,809 shares of common stock held by BOCP Energy Partners, L.P.

(3) Represents 372,393 warrants held by EnCap Energy Capital Fund III, L.P., 281,642 warrants held by EnCap Energy Acquisition III-B, Inc., and 91,120 warrants held by BOCP Energy Partners, L.P.

(4) Represents 79,939 warrants held by EnCap Energy Capital Fund III, L.P., 60,458 warrants held by EnCap Energy Acquisition III-B, Inc., and 19,560 warrants held by BOCP Energy Partners, L.P.

(5) Represents 192,846 shares of Series D Preferred Stock held by EnCap Energy Capital Fund III, L.P., 145,850 shares of Series D Preferred Stock held by EnCap Energy Acquisition III-B, Inc., and 47,187 shares of Series D Preferred Stock held by BOCP Energy Partners, L.P.

/s/ David B. Miller	04/17/03
**Signature of Reporting Person	Date
Name: David B. Miller Title: Managing Director

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.